

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 15, 2017

Shawn J. Carsten
Vice President and Chief Financial Officer
Shell Midstream Partners, L.P.
150 North Dairy Ashford Road, A0482-A
Houston, TX 770079

     Re: Shell Midstream Partners, L.P.
              Form 10-K for the Fiscal Year Ended December 31, 2016
              Filed February 23, 2017
              Form 10-Q for the Quarterly Period Ended June 30, 2017
              Filed August 3, 2017
              File No. 1-36710

Dear Mr. Carsten:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Risk Factors, page 23

We are exposed to the credit risks, and certain other risks, of our customers, and any material nonpayment or nonperformance by our customers could reduce our ability to make distributions to our unitholders, page 27

1.   You state that if "any of our most significant customers default on their obligations to us, our financial results could be adversely affected." You also disclose that for "certain of our pipelines, we may have a limited pool of potential customers and may be unable to replace any customers who default on their obligations to us." Finally, you indicate that "any material nonpayment or nonperformance by our customers could have a material adverse effect on our business, financial condition and results of operations…."

We note also the new risk factor captioned "Our level of exposure to market conditions could impact our ability to renew or replace our third-party contract portfolio" in your most recent Form 10-Q, filed on August 3, 2017. Item 101(c)(1)(vii) of Regulation S-K requires you to identify those customers which account for 10% or more of your consolidated revenues when the loss of such customers would have a material adverse effect on you. But in Note 12 at page 105, you identify the 10% customers only as "Customer A, B, C, and D," despite one such customer apparently accounting for approximately one-fourth of your revenues in each of the past two fiscal years. Please revise to identify these customers by name.

Quantitative and Qualitative Disclosures About Market Risk, page 68

2.   You disclose that debt incurred under your revolving credit facility exposes you to interest rate risk. Further, we note there were $686.9 million outstanding borrowings under your credit facility as of December 31, 2016. Please revise your disclosure in Item 7A to provide quantitative information regarding your interest rate risk in accordance with one of the three disclosure alternatives set forth in Item 305 of Regulation S-K.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Unaudited Condensed Consolidated Statements of Income, page 6

3.   We note during the most recent quarter you entered into certain transportation agreements with related parties that are considered operating leases, and you have recorded revenues from these agreements within Revenue-related parties in the condensed consolidates statements of income for the three and six months ended June 30, 2017. Please tell us what consideration you have given to presenting these revenues separately on the statements of income in accordance with Rule 5-03(b)1 of Regulation S-X as well as whether these long-term agreements will result in a change in your segment reporting.

<u>Closing Comments</u>

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706, or John Cannarella, Staff Accountant, at (202) 551-3337, if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources